UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the period from January 1, 2021 to February 2, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from_______to_______

Commission File Number: 001-37552

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)

(Name of the issuer of the securities held pursuant to the Plan)

4646 E VAN BUREN ST., SUITE 400
PHOENIX, ARIZONA 85008
(Address of principal executive office of the issuer)

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator, Administrative Committee, and Audit Committee of

Mobile Mini, Inc. Profit Sharing Plan and Trust

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the Plan) as of February 2, 2021 and December 31, 2020, and the related statement of changes in net assets available for benefits for the period ended February 2, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of February 2, 2021 and December 31, 2020, and the changes in net assets available for benefits for the period ended February 2, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2003.

Phoenix, Arizona
August 2, 2021

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits

	February 2, 2021	December 31, 2020
Assets
Cash	$—	$39,976,288
Investments - at fair value	—	1,937,265
Notes receivable from participants	—	950,783
Net Assets Available for Benefits	$—	$42,864,336

The accompanying notes are an integral part of these financial statements.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits

Period from January 1, 2021 to February 2, 2021
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$2,325
Total Additions	2,325

Net increase in net assets available for benefits	2,325

Transfers to other plan	(42,866,661)

Net change in net assets available for benefits	(42,864,336)

Net assets available for benefits
Beginning of year	42,864,336
End of year	$—

The accompanying notes are an integral part of this financial statement.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Notes to the Financial Statements

1.    DESCRIPTION OF PLAN
The following is a brief description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan was a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of the eligible employees of the Company. Effective January 1, 2019, the Plan agreement was restated to incorporate changes in the eligibility, contribution and vesting requirements as described in the following sections. As a result of the changes, the Plan become a 401(k) safe harbor plan. Participation in the Plan was open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Participants were able to apply to withdraw their 401(k) contributions in the event a Participant was over age 59 1/2, or apply for a loan when the Participant had a financial hardship as stipulated in the Plan provisions. Only funds from an active Participant’s other investment options (not Company stock in the Plan) could be used to provide the funds for the loan or withdrawal.
On March 1, 2020, the Company entered into a definitive merger agreement (the “Merger Agreement”) with WillScot Corporation (“WillScot”). The Merger Agreement provided for the merger of Mobile Mini, Inc. with and into a newly formed subsidiary of WillScot, with the Company surviving as a wholly owned subsidiary (the “Merger”). On July 1, 2020, the effective date of the Merger, and subject to the terms and conditions set forth in the Merger Agreement, each outstanding share of the common stock of Mobile Mini, Inc. held in the Plan was converted into 2.4050 shares of WillScot Class A common stock. Immediately following the Merger, WillScot changed its name to “WillScot Mobile Mini Holdings Corp” and filed an amended and restated certificate of incorporation which reclassified all outstanding shares of WillScot Class A common stock and converted such shares into shares of common stock of WillScot Mobile Mini Holdings Corp.
As part of the Merger with WillScot, the Plan merged into the Williams Scotsman, Inc. 401(k) Plan (“WillScot Plan”), which was reinstated to be known as the WillScot Mobile Mini 401(k) Plan. The merger of the Plan was effective January 1, 2021 and the Plan assets transferred during January and February 2021, with the final transfer occurring on February 2, 2021.
Trustee
Effective January 1, 2019, the Plan engaged Principal Financial (the “Trustee” or “Principal”) as Trustee and Custodian to the Plan, as well as to provide recordkeeping, custodial and administrative services to the Plan.
Eligibility
Employees were eligible to participate in the Plan with Participant elective deferrals on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) attained age 18. Employees were also eligible for the Company’s discretionary matching contribution and the Company’s non-elective contribution on the first day of the following month upon meeting the following eligibility conditions: (1) completed 30 days of service and (2) attained age 18. Generally, employees of acquired companies, who met the eligibility conditions of the Plan, could participate immediately upon acquisition.
Contributions
Participants could contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts did not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions were withheld by the Company from each Participant’s compensation and deposited with the Trustee and applied to the appropriate fund in accordance with the Participant’s directives. Participants could roll over distributions from other qualified plans and certain Individual Retirement Accounts to the Plan within 60 days of receipt of the distribution. Effective January 1, 2020, the Plan automatically enrolled eligible employees hired after that date at a rate of 5% of compensation.
The Company provided a discretionary match to eligible Participants of 100% up to 3% of their pay, plus 50% over 3% up to 5% of their pay. The discretionary match was Participant directed and was deposited to the Participants’ account on a bi-weekly basis. At its sole discretion, the Company could make an additional non-elective contribution to Participants who were employed by the Company on the last day of the Plan year. There was no discretionary non-elective contribution made in 2021.
Participant Accounts
Separate accounts were maintained for each Participant. Each Participant’s 401(k) account was credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company’s discretionary non-elective contributions. Plan earnings were allocated to each Participant’s account in proportion to the average daily balance in each fund option. The benefit to which a Participant was entitled was the benefit that could be provided from the Participant’s vested account balance.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Notes to the Financial Statements

Vesting
Participants in the Plan were 100% vested at all times with respect to their own contributions to the Plan, the Company’s match and discretionary contributions, qualified non-elective contributions, and the earnings thereon.
Administration
The Plan was sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan were the responsibility of the Plan, unless assumed by the Company.
Distributions
Benefits were distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; (3) financial hardship as stipulated in the Plan provisions; or (4) disability or death. Benefits were distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments. Distributions from the Plan were normally taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elected to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.
Notes Receivable from Participants
The Plan allowed Participants to obtain loans of their vested account balances, the amounts of which were subject to specific limitations set forth in the Plan loan policy and the IRC. Notes receivable from Participants represented the aggregate amount of principal and accrued interest outstanding on such loans. The loans were secured by the vested balance in the Participant’s account. Principal and interest were paid ratably through payroll deductions. As of February 2, 2021, there were no notes receivable from Participants.
Termination of the Plan
Although it has not expressed any intent to do so, the Plan Sponsor has the right to terminate the Plan subject to the provisions of ERISA.

2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of additions to and deductions from net assets. Actual results could differ from those estimates.
Investment Valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians, and insurance company. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains on investments bought and sold as well as held during the year.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Plan Sponsor. Expenses that are paid by the Plan Sponsor are excluded from these financial statements. Investment-related expenses are included in the net appreciation of fair value of investments.

3. FAIR VALUE MEASUREMENT
Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 820 Fair Value Measurement establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Notes to the Financial Statements

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to methodologies used as of December 31, 2020. The Plan held no assets as of February 2, 2021.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds: Valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end, which are readily determinable fair values of those shares as they are published daily and are the basis for current transactions. Accordingly, these investments are reported at Level 1.
Pooled separate accounts: Investments in sub-accounts of the Plan’s group annuity contract with Principal Life Insurance Company are valued at unit value, which is based on the aggregate fair value of the underlying assets in relation to the total number of units outstanding. Unit value is the equivalent of NAV, which is a practical expedient for estimating the fair values of these investments. Accordingly, these investments have been excluded from the fair value hierarchy. Each of these investments may be redeemed daily with a notice period of one day. The Plan had no unfunded commitments as of December 31, 2020 or February 2, 2021.
Collective trust funds: The collective trust fund investments are valued at NAV per share, which is a practical expedient used to estimate the fair value of each respective fund. The investments underlying the collective trust fund include other publicly traded investment funds and are valued at the respective fund's NAV. The collective trust fund does not have a finite life, unfunded commitments, or significant restrictions on redemptions. These investments have been excluded from the fair value hierarchy.
The preceding methods may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The carrying amounts of cash and receivables approximate fair values based on their short-term nature. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments as of December 31, 2020.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Common stock:
Willscot Mobile Mini Holdings Corp. Common Stock	$1,729,376	$—	$—	$1,729,376
Mutual funds	22,307	—	—	22,307
Total assets in the fair value hierarchy	$1,751,683	$—	$—	1,751,683
Investments measured at net asset value(a):
Pooled separate accounts				3,574
Collective trust funds				182,008
Total Investments at Fair Value				$1,937,265
a) In accordance with Subtopic 820-10 of FASB ASC 820 Fair Value Measurement, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of fair value hierarchy to the line items presented in the statements of net assets available for benefits.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST
Notes to the Financial Statements

Transfers Between Levels
For periods ended February 2, 2021 and December 31, 2020, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.
The following table summarizes investments measured at fair value based on net asset value (NAV) per share as of February 2, 2021 and December 31, 2020, respectively.

Investments	February 2, 2021	December 31, 2020	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Pooled Separate accounts	$—	$3,574	None	Daily	One Day
Collective trust funds	—	182,008	None	Daily	One Day
	$—	$185,582

4. TAX STATUS OF THE PLAN
The Plan was a non-standardized prototype plan developed by the Plan Sponsor of the Plan. The Plan obtained its latest opinion letter on August 8, 2014, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“the Code”). The Plan had been amended since receiving the opinion letter consisting primarily of changes resulting from changes in regulations. The Plan Administrator and the Plan’s tax counsel believe that the Plan was designed and operated in compliance with the applicable requirements of the Code and that the Plan was qualified, and the related trust was tax-exempt. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

5.    PARTIES IN INTEREST AND RELATED PARTY TRANSACTIONS
Certain investments of the Plan were shares of funds managed by the Trustee. In addition, the Plan held investments in the Company’s common stock consisting of 74,638 shares as of December 31, 2020.

6.    SUBSEQUENT EVENTS
Plan management evaluated subsequent events and transactions through the date the financial statements of the Plan were issued.

EXHIBIT INDEX
Exhibit filed with Form 11-K for the period from January 1, 2021 to February 2, 2021:

Exhibit No.	Description of Exhibit
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

Date: August 2, 2021

/s/ Hezron Timothy Lopez
Hezron Timothy Lopez
Chief Human Resources Officer